WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Computation for Determination of Customer Reserve Requirements & PAB
Accounts Reserve Requirements Under Rule 15c3-3

December 31, 2016

The Company claims exemption from the provisions of Section 403.4 of the Regulations under Section 15C of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 as of and for the year ended December 31, 2016 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

See accompanying report of independent registered public accounting firm.